Exhibit 99.1

CNFinance Announces Fourth Quarter 2022 and

Fiscal Year 2022 Unaudited Financial Results

GUANGZHOU, China, March 22, 2023 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB2.9 billion (US$425.9 million) during the fourth quarter of 2022, representing a decrease of 6.5% from RMB3.1 billion in the same period of 2021.

●	Total volume of loans recommended to commercial banks was RMB1.9 billion (US$276.3 million) during the fourth quarter of 2022.

●	Total number of transactions[2] was 7,079 during the fourth quarter of 2022, representing an increase of 27.3% from 5,559 in the same period of 2021.

●	Total interest and fees income were RMB454.5 million (US$65.9 million) in the fourth quarter of 2022, representing a decrease of 1.2% from RMB460.0 million in the same period of 2021.

●	Net income was RMB30.5 million (US$4.4 million) in the fourth quarter of 2022, comparing with a net loss of RMB104.6 million in the same period of 2021.

●	Basic and diluted earnings per ADS were RMB0.45 (US$0.07) and RMB0.40 (US$0.06), respectively, in the fourth quarter of 2022, as compared to RMB(1.53) and RMB(1.53), respectively, in the same period of 2021.

Fiscal Year 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB12.2 billion (US$1.8 billion) during the fiscal year of 2022, representing a decrease of 4.7% from RMB12.8 billion in 2021.

●	Total volume of loans recommended to commercial banks was RMB2.5 billion (US$367.3 million) during the fiscal year of 2022.

●	Total outstanding loan principal[3] was RMB11.2 billion as of December 31, 2022, as compared to RMB10.4 billion as of December 31, 2021.

●	Total number of active borrowers[4] was 21,781 as of December 31, 2022, as compared to 22,741 as of December 31, 2021.

●	Total number of transactions[2] was 23,923 during the fiscal year of 2022, representing an increase of 8.1% from 22,122 in 2021.

●	Total interest and fees income were RMB1,731.4 million (US$251.0 million) for the fiscal year of 2022, representing a decrease of 4.6% from RMB1,815.8 million in 2021.

●	Net income was RMB137.8 million (US$20.0 million) for the fiscal year of 2022, representing an increase of 111.3% from RMB65.2 million in 2021.

●	Basic and diluted earnings per ADS were RMB2.01 (US$0.29) and RMB1.80 (US$0.26), respectively, in the fiscal year of 2022, as compared to RMB0.95 and RMB0.90, respectively, in 2021.

[1]	Refers to the total amount of loans CNFinance originated under the trust lending model during the relevant period.
[2]	Refers to the total number of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.
[3]	Refers to the total amount of loans outstanding for loans CNFinance originated under the trust lending model at the end of the relevant period.
[4]	Refers to borrowers with outstanding loan principal of home equity loans originated under the trust lending model as at the end of a specific period.

“The year 2022 is another important year in the history of CNFinance. In 2022, China’s real estate market continued to face downward pressures, and we have experienced the adjustment to China’s pandemic prevention and control policies. During the year, the management considered the challenges and chances in a synergetic way and strove to promote high-quality development of our services. With the joint efforts of every employee, we were able to deliver a solid result at year end. We concluded the year facilitating loans of over RMB12.2 billion with trust company partners and introducing loans of RMB2.5 billion to the commercial bank partners. The commercial bank partnership model has grown and become a new contributor to the Company’s revenue stream. At the same time, interest income charged to sales partners also increased significantly in the fiscal year of 2022 as compared to that of 2021. We recorded a net income of 137.8 million, representing a year on year increase of 111.3%.

As we affirm the achievements we have made, we must not lose sight of the difficulties confronting us. We implemented a series of measures to improve our management efficiencies and will continue to refine our collaboration model with commercial banks. We plan to invest more in technology to increase the overall efficiency in borrower acquisition and initial screening process. We will also work closely with commercial bank partners to provide better post-loan services to MSE owners. We believe such advancements will help CNFinance build more solid foundations to pursue continuous development in China’s inclusive finance industry and allow us to provide better services to more MSE owners and help them achieve their business goals.” Commented Mr.Zhai Bin, Chairman and CEO of CNFinance.

Fourth Quarter 2022 Financial Results

Total interest and fees income for the fourth quarter of 2022 decreased by 1.2% to RMB454.5 million (US$65.9 million) as compared to RMB460.0 million for the same period of 2021.

Interest and financing service fees on loans decreased by 6.1% to RMB417.7 million (US$60.6 million) for the fourth quarter of 2022 as compared to RMB444.7 million for the same period of 2021, primarily attributable to a decrease in the balance of average daily outstanding loan principal. Such decrease was mainly as a result of the Company’s transferal of loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 along with the impact of strict pandemic prevention and control measures taken from January to November 2022, which was partially offset by an increase in the total outstanding loan principal under the collaboration model.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 190.2% to RMB32.5 million (US$4.7 million) for the fourth quarter of 2022 from RMB11.2 million in the same period of 2021, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest on deposits with banks increased by 4.9% to RMB4.3 million (US$0.6 million) for the fourth quarter of 2022 as compared to RMB4.1 million for the same period of 2021, primarily due to the higher daily average amount of time deposits.

Total interest and fees expenses decreased by 1.9% to RMB201.2 million (US$29.2 million) for the fourth quarter of 2022 as compared to RMB205.2 million for the same period of 2021, primarily due to a decrease in daily average outstanding principal of other borrowings.

Net interest and fees income decreased by 0.6% to RMB253.3 million (US$36.7 million) for the fourth quarter of 2022 as compared to RMB254.8 million for the same period of 2021.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company, was RMB56.3 million (US$8.2 million) for the fourth quarter of 2022. The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

Collaboration cost for sales partners representing sales incentives paid to sales partners decreased to RMB79.6 million (US$11.5 million) for the fourth quarter of 2022 from RMB119.5 million in the same period of 2021, primarily attributable to a lower average fee rate the Company paid to sales partners in the fourth quarter of 2022 as compared to the same period of 2021. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Net interest and fees income after collaboration cost was RMB230.0 million (US$33.4 million) for the fourth quarter of 2022, representing an increase of 69.9% from RMB135.4 million in the same period of 2021.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, was RMB142.7 million (US$20.7 million) for the fourth quarter of 2022 as compared to a reversal of RMB302.8 million for the same period of 2021,. The reversal in 2021 was primarily due to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed. The increase in provision for credit losses in the fourth quarter of 2022 was mainly due to economic uncertainty caused by COVID-19 pandemic and the relevant prevention and control measures, as well as the downward pressure faced by China’s real estate market during the fourth quarter of 2022.

Net losses on sales of loans was RMB1.3 million (US$0.2 million) for the fourth quarter of 2022 as compared to RMB468.6 million in the same period of 2021, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net was RMB24.6 million (US$3.6 million) for the fourth quarter of 2022, as compared to RMB7.3 million for the same period of 2021, primarily attributable to the increase of Credit Risk Mitigation Position forfeited by the sales partners.

Operating expenses decreased by 20.8% to RMB84.2 million (US$12.3million) for the fourth quarter of 2022, compared with RMB106.3 million for the same period of 2021.

Employee compensation and benefits decreased by 10.9% to RMB55.6 million (US$8.1 million) for the fourth quarter of 2022 as compared to RMB62.4 million for the same period of 2021, primarily due to a decrease in compensation associated with decreased operational headcounts.

Share-based compensation expenses decreased by 70.2% to RMB1.4 million (US$0.2 million) for the fourth quarter of 2022 from RMB4.7 million in the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 9.9% to RMB11.1 million (US$1.6 million) for the fourth quarter of 2022, as compared to RMB10.1 million for the same period of 2021, primarily attributable to an increase in the non-deductible value added tax (“VAT”). The increase in VAT was attributable to the characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level.

Operating lease cost remained at RMB3.2 million (US$0.5 million) for the fourth quarter of 2022.

Other expenses decreased by 50.2% to RMB12.9 million (US$1.9 million) for the fourth quarter of 2022 as compared to RMB25.9 million for the same period of 2021, such expenses were mainly attributable to decreases in (a) attorney’s fees associated with legal proceedings mainly as a result of the Company’s business transition to collaboration model, under which relevant attorney fees are borne by sales partners, and (b) the cost related to promoting the collaboration model.

Income tax expense/(benefit) recorded an income tax benefit of RMB0.5 million (US$0.1 million) for the fourth quarter of 2022 as compared to an income tax benefit of RMB15.7 million for the same period of 2021. One subsidiary turned losses into incomes during the fourth quarter in 2022, resulting in reversal of the full valuation allowance of the deferred tax asset.

Net income/(loss) was a net income of RMB30.5 million (US$4.4 million) for the fourth quarter of 2022 as compared to a net loss of RMB104.6 million for the same period of 2021.

Basic and diluted earnings per ADS were RMB0.45 (US$0.07) and RMB0.40 (US$0.06), respectively, compared to RMB(1.53) and RMB(1.53), respectively, for the same period of 2021. One ADS represents 20 ordinary shares.

Fiscal Year 2022 Financial Results

Total interest and fees income for fiscal year 2022 decreased by 4.6% to RMB1,731.4 million (US$251.0 million) as compared to RMB1,815.8 million for the same period of 2021.

Interest and financing service fees on loans decreased by 9.8% to RMB1,596.3 million (US$231.4 million) for the fiscal year of 2022 as compared to RMB1,770.4 million for the same period of 2021, primarily attributable to a decrease in the balance of average daily outstanding loan principal. Such decrease was mainly as a result of the Company’s transferal of loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 along with the impact of strict pandemic prevention and control measures taken from January to November 2022, which was partially offset by an increase in the total outstanding loan principal under the collaboration model.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 265.3% to RMB122.0 million (US$17.7 million) for the fiscal year of 2022 from RMB33.4 million in the same period of 2021, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Interest on deposits with banks increased by 9.2% to RMB13.1 million (US$1.9 million) for the fiscal year of 2022 as compared to RMB12.0 million for the same period of 2021, primarily due to the higher daily average amount of time deposits.

Total interest and fees expenses increased by 1.2% to RMB784.8 million (US$113.8 million) for the fiscal year of 2022 as compared to RMB775.6 million for the same period of 2021, primarily due to an increase in daily average outstanding principal of other borrowings.

Net interest and fees income decreased by 9.0% to RMB946.6 million (US$137.2 million) for the fiscal year of 2022 as compared to RMB1,040.2 million for the same period of 2021.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company, was RMB57.6 million (US$8.4 million) for the fiscal year of 2022. The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022.

Collaboration cost for sales partners representing sales incentives paid to sales partners decreased to RMB320.8 million (US$46.5 million) for the fiscal year of 2022 as compared to RMB425.7 million for the same period of 2021, primarily attributable to a lower average fee rate the Company paid to sales partners in the fiscal year of 2022 as compared to the same period of 2021. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Net interest and fees income after collaboration cost was RMB683.4 million (US$99.1 million) for the fiscal year of 2022, representing an increase of 11.2% as compared to RMB614.6 million for the same period of 2021.

Provision for credit losses, representing the provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, was RMB238.1 million (US$34.5 million) for the fiscal year of 2022 as compared to a reversal of RMB272.8 million for the same period of 2021. The reversal in 2021 was primarily due to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021 and the allowance of such loans was reversed. The increase in provision for credit losses in the fiscal year of 2022 was mainly due to economic uncertainty caused by COVID-19 pandemic and the relevant prevention and control measures, as well as the downward pressure faced by China’s real estate market during 2022.

Net losses on sales of loans was RMB 44.6 million (US$6.5 million) for the fiscal year of 2022 as compared to RMB450.7 million in the same period of 2021, primarily attributable to the fact that the Company transferred loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021. Such loans were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net was RMB89.9 million (US$13.0 million) for the fiscal year of 2022, compared with RMB18.9 million in the same period of 2021, primarily attributable to the increase of Credit Risk Mitigation Position forfeited by the sales partners.

Total operating expenses decreased by 11.1% to RMB338.6 million (US$49.1 million) for the fiscal year of 2022 as compared to RMB381.0 million for the same period of 2021.

Employee compensation and benefits decreased by 6.7% to RMB197.0 million (US$28.6 million) for the fiscal year of 2022 as compared to RMB211.2 million for the same period of 2021, primarily due to a decrease in compensation associated with decreased operational headcounts.

Share-based compensation expenses decreased by 69.1% to RMB5.8 million (US$0.8 million) for the fiscal year of 2022 as compared to RMB18.8 million for the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges increased by 0.6 % to RMB35.9 million (US$5.2 million) for the fiscal year of 2022 as compared to RMB35.7 million for the same period of 2021.

Operating lease cost decreased by 5.4% to RMB14.0 million (US$2.0 million) for the fiscal year of 2022 as compared to RMB14.8 million for the same period of 2021.

Other expenses decreased by 14.5% to RMB85.9 million (US$12.5 million) for the fiscal year of 2022 as compared to RMB100.5 million for the same period of 2021, primarily due to a decrease in attorney’s fees associated with legal proceedings mainly as a result of the Company’s business transition to collaboration model, under which relevant attorney fees are borne by sales partners.

Income tax expenses increased by 21.7% to RMB34.8 million (US$5.0 million) for the fiscal year of 2022 as compared to RMB28.6 million for the same period of 2021, primarily due to an increase in the amount of taxable income.

Effective tax rate decreased to 20.19% for the fiscal year of 2022 from 30.46% in the same period of 2021, primarily due to the combined effect of (a) the non-deductible share-based compensation expenses which decreased to RMB5.8 million (US$0.8 million) for the fiscal year of 2022 from RMB18.8 million in the same period of 2021; and (b) one subsidiary turned losses into incomes during the fourth quarter in 2022, resulting in reversal of the full valuation allowance of the deferred tax asset.

Net income increased by 111.3% to RMB137.8 million (US$20.0 million) for the fiscal year of 2022 as compared to RMB65.2 million for the same period of 2021.

Basic and diluted earnings per ADS were RMB2.01 (US$0.29) and RMB1.80 (US$0.26), respectively, compared to RMB0.95 and RMB0.90, respectively, in the same period of 2021. One ADS represents 20 ordinary shares.

As of December 31, 2022, the Company held cash and cash equivalents of RMB1.8 billion (US$256.9 million), compared with RMB2.2 billion as of December 31, 2021, including RMB1.2 billion (US$ 167.8 million) and RMB1.5 billion from structured funds as of December 31, 2022 and December 31, 2021, respectively, which could only be used to grant new loans and activities.

The delinquency ratio for loans originated by the Company increased from 24.1% as of December 31, 2021 to 33.2% as of December 31, 2022. The delinquency ratio for first lien loans increased from 30.1% as of December 31, 2021 to 40.1% as of December 31, 2022, and the delinquency ratio for second lien loans increased from 20.3% as of December 31, 2021 to 31.0% as of December 31, 2022. The pandemic prevention and control measures taken in 2022 has negatively impacted the efficiency of bad debt collection and legal proceedings against borrowers at default, and therefore has caused the Company’s delinquency ratio to increase.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company increased from 16.2% as of December 31, 2021 to 18.3% as of December 31, 2022. The delinquency ratio for first lien loans (excluding loans held for sale) increased to 21.8% as of December 31, 2022 from 19.3% as of December 31, 2021, and the delinquency ratio for second lien loans (excluding loans held for sale) increased from 14.3% as of December 31, 2021 to 17.6% as of December 31, 2022.

The NPL ratio for loans originated by the Company increased from 9.4% as of December 31, 2021 to 17.7% as of December 31, 2022. The NPL ratio for first lien loans increased to 21.6% as of December 31, 2022 from 13.5% as of December 31, 2021, and the NPL ratio for second lien loans increased from 6.8% as of December 31, 2021 to 15.1% as of December 31, 2022. The pandemic prevention and control measures taken in 2022 has negatively impacted the efficiency of bad debt collection and legal proceedings against borrowers at default, and therefore has caused the Company’s NPL ratio to increase.

The NPL ratio (excluding loans held for sale) for loans originated by the Company decreased from 2.1% as of December 31, 2021 to 1.1% as of December 31, 2022. The NPL ratio for first lien loans (excluding loans held for sale) decreased from 3.1% as of December 31, 2021 to 1.1% as of December 31, 2022, and the NPL ratio for second lien loans (excluding loans held for sale) decreased from 1.6% as of December 31, 2021 to 1.2% as of December 31, 2022.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. As of December 31, 2022, the Company had repurchased an aggregate of approximately US$13.0 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, March 22, 2023 (8:00 PM Beijing/ Hong Kong Time on Wednesday, March 22, 2023).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 29, 2023.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	4889416

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2021	December 31, 2022
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	2,231,437	1,772,184	256,943
Loans principal, interest and financing service fee receivables	9,412,718	9,744,369	1,412,800
Allowance for credit losses	975,851	1,051,715	152,484
Net loans principal, interest and financing service fee receivables	8,436,867	8,692,654	1,260,316
Loans held-for-sale (including RMB24,696 thousand and RMB8,705 thousand measured at fair value as of December 31, 2021 and December 31, 2022, respectively)*	733,975	1,844,590	267,440
Investment securities	1,088,044	518,645	75,196
Property and equipment	3,042	2,284	331
Intangible assets and goodwill	4,009	3,488	506
Deferred tax assets	21,068	76,905	11,150
Deposits	156,954	145,093	21,037
Right-of-use assets	16,197	29,777	4,317
Guaranteed assets*	1,289,752	726,411	105,320
Other assets	404,826	669,889	97,125

Total assets	14,386,171	14,481,920	2,099,681

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	45,250	112,642	16,332
Other borrowings	8,041,892	7,727,559	1,120,391
Accrued employee benefits	24,224	31,645	4,588
Income taxes payable	154,957	184,480	26,747
Deferred tax liabilities	151,829	73,779	10,697
Lease liabilities	15,521	28,583	4,144
Credit risk mitigation position	1,348,450	1,354,653	196,406
Other liabilities	785,761	1,079,221	156,472

Total liabilities	10,567,884	10,592,562	1,535,777

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and December 31, 2022)	917	917	133
Treasury stock	-	(87,631)	(12,705)
Additional paid-in capital	1,018,429	1,024,203	148,496
Retained earnings	2,824,335	2,962,081	429,461
Accumulated other comprehensive losses	(25,394)	(10,212)	(1,481)

Total shareholders’ equity	3,818,287	3,889,358	563,904

Total liabilities and shareholders’ equity	14,386,171	14,481,920	2,099,681

*	In 2022, the majority of sales partners chose to fulfill their guaranteed obligations by making instalment payments. When sales partners sign the creditor’s rights transfer agreement, the loans to be transferred will be recognized as “held-for-sale loans (HFS)”, and HFS would be measured at the lower of the cost and fair value. In 2022, the Company reassessed the fair value of HFS, such reassessment had (i)impacted the balance of both HFS and Guaranteed assets while the actual effect on these two accounts will offset to zero, and therefore had no impact on total assets as of September 30, 2022; (ii) led to a reclassification between provision for credit losses and gains on sales of loan, and had no impact on net income in the nine months ended September 30, 2022.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Fiscal year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,770,352	1,596,270	231,438
Interest income charged to sales partners	33,449	122,019	17,691
Interest on deposits with banks	11,973	13,064	1,894

Total interest and fees income	1,815,774	1,731,353	251,023

Interest expenses on interest-bearing borrowings	(775,566)	(784,777)	(113,782)

Total interest and fees expenses	(775,566)	(784,777)	(113,782)

Net interest and fees income	1,040,208	946,576	137,241

Net revenue under the commercial bank partnership model	107	57,551	8,344

Collaboration cost for sales partners	(425,736)	(320,827)	(46,516)

Net interest and fees income after collaboration cost	614,579	683,300	99,069

Provision for credit losses*	272,787	(238,085)	(34,519)
Net interest and fees income after collaboration cost and provision for credit losses	887,366	445,215	64,550

Realized gains on sales of investments, net	19,170	20,567	2,982
Net losses on sales of loans*	(450,721)	(44,555)	(6,460)
Other gains, net	18,879	89,914	13,036

Total non-interest income	(412,672)	65,926	9,558

Operating expenses
Employee compensation and benefits	(211,169)	(197,036)	(28,568)
Share-based compensation expenses	(18,766)	(5,774)	(837)
Taxes and surcharges	(35,729)	(35,891)	(5,204)
Operating lease cost	(14,764)	(13,967)	(2,025)
Other expenses	(100,501)	(85,889)	(12,452)
Total operating expenses	(380,929)	(338,557)	(49,086)

Income before income tax expense	93,765	172,584	25,022
Income tax expense	(28,558)	(34,838)	(5,051)

Net income	65,207	137,746	19,971

Earnings per share
Basic	0.05	0.10	0.014
Diluted	0.05	0.09	0.013
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.95	2.01	0.29
Diluted	0.90	1.80	0.26

Other comprehensive (losses) /income
Foreign currency translation adjustment	(6,937)	15,182	2,201

Comprehensive income	58,270	152,928	22,172

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	444,695	417,712	60,563
Interest income charged to sales partners	11,189	32,518	4,715
Interest on deposits with banks	4,067	4,308	624

Total interest and fees income	459,951	454,538	65,902

Interest expenses on interest-bearing borrowings	(205,199)	(201,187)	(29,169)

Total interest and fees expenses	(205,199)	(201,187)	(29,169)

Net interest and fees income	254,752	253,351	36,733

Net revenue under the commercial bank partnership model	107	56,283	8,160
Collaboration cost for sales partners	(119,455)	(79,663)	(11,550)

Net interest and fees income after collaboration cost	135,404	229,971	33,343

Provision for credit losses	302,842	(142,662)	(20,684)

Net interest and fees income after collaboration cost and provision for credit losses	438,246	87,309	12,659

Realized gains on sales of investments, net	9,117	3,633	527
Net losses on sales of loans	(468,599)	(1,344)	(195)
Other gains, net	7,254	24,593	3,565

Total non-interest income	(452,228)	26,882	3,897

Operating expenses
Employee compensation and benefits	(62,416)	(55,614)	(8,063)
Share-based compensation expenses	(4,692)	(1,444)	(209)
Taxes and surcharges	(10,071)	(11,068)	(1,605)
Operating lease cost	(3,226)	(3,202)	(464)
Other expenses	(25,916)	(12,860)	(1,865)

Total operating expenses	(106,321)	(84,188)	(12,206)

Income before income tax expense	(120,303)	30,003	4,350
Income tax benefits/(expense)	15,654	529	77

Net (losses)/income	(104,649)	30,532	4,427

Earnings per share
Basic	(0.08)	0.02	0.003
Diluted	(0.08)	0.02	0.003
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	(1.53)	0.45	0.07
Diluted	(1.53)	0.40	0.06

Other comprehensive losses
Foreign currency translation adjustment	(5,318)	(3,566)	(517)

Comprehensive (losses)/ income	(109,967)	26,966	3,910